ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated December 21, 2007 to your current Contract Prospectus dated September 6, 2007, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. Effective January 28, 2008, the ING American Funds Bond Portfolio (Class I) and the ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio (Class S) will be made available for investment under the contract and classified as accepted funds.

   In addition, the ING American Funds Bond Portfolio may be invested in as a fixed allocation fund. The fund is structured as a master feeder fund that invests directly in shares of underlying funds. The fund may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. The fund is an affiliated fund, and the underlying funds in which it invests may be affiliated as well. The fund's prospectus discloses the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

2. The minimum and maximum total annual fund operating expenses shown in the Contract Prospectus did not change with the addition of the ING American Funds Bond Portfolio and the ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. The following information is added to Appendix B – The Funds in the Contract Prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING American Funds Bond Portfolio	ING Investments, LLC **Investment Adviser to the Master Fund:** Capital Research Management Company ("CRMC")	Seeks to maximize your level of current income and preserve your capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
ING Variable Portfolios, Inc. – ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio *WisdomTree^{SM} is a service mark of WisdomTree Investments.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment returns that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree^{SM} Global High-Yielding Equity Index ("Index"). The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.


ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice[SM] – NY Variable Annuity Contracts

Supplement dated December 21, 2007
to the Contract Prospectus dated September 6, 2007, as amended



This supplement updates the Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.


Beginning **on or after January 29, 2008**, the ING LifePay Plus and Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (MGWB) riders are now available in place of our ING LifePay and Joint LifePay Minimum Guaranteed Withdrawal Benefit riders (subject to broker/dealer availability).

You may want to purchase ING LifePay Plus or ING Joint LifePay Plus if you are concerned about outliving your income and want a guaranteed income stream without having to annuitize the contract. If you already own a contract with an ING LifePay or Joint LifePay rider, you may have an opportunity to replace that rider with the ING LifePay Plus or Joint LifePay Plus rider. Besides guaranteed lifetime withdrawals (beginning after age 59 ½ for LifePay Plus and age 65 for Joint LifePay Plus), these riders allow for withdrawals at any time, and have automatic quarterly resets (to lock in any positive investment return). Please contact us for more information about eligibility.

1. Under the "FEES AND EXPENSES" section on page 1, replace the "Optional Rider Charges" tables with:

Optional Rider Charges[1]

Minimum Guaranteed Income Benefit (MGIB) rider:

Maximum Annual Charge	Current Annual Charge
1.50% of the MGIB Benefit Base[2]	0.75% of the MGIB Benefit Base[2]

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge[3]	Current Annual Charge (Charge Deducted Quarterly)
2.00% of the ING LifePay Plus Base	0.50% of the ING LifePay Plus Base

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge[4]	Current Annual Charge (Charge Deducted Quarterly)
2.50% of the ING Joint LifePay Plus Base	0.70% of the ING Joint LifePay Plus Base

ING LifePay Minimum Guaranteed Withdrawal Benefit rider:[5]

Maximum Annual Charge if Reset Benefit Elected[6]	Current Annual Charge (Charge Deducted Quarterly)
1.20% of the contract value	0.40% of the contract value

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit rider:[7]

Maximum Annual Charge if Reset Benefit Elected[8]	Current Annual Charge (Charge Deducted Quarterly)
1.50% of the contract value	0.65% of the contract value

[1]   Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge may be a benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations. You may add only one optional rider to your contract.

[2]   The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base and is calculated based on eligible premiums. Please see "Charges and Fees – Optional Rider Charges – Minimum Guaranteed Income Benefit (MGIB)" and "Optional Riders – Minimum Guaranteed Income Benefit Rider (MGIB)" later in this prospectus for more information.

[3]   The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The current annual charge can change upon a reset after your first five contract years, but you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees – Optional Rider Charges – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus)" and "Optional Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider" later in this prospectus.

[4]   The ING Joint LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING Joing LifePay Plus Base is calculated based on contract value if this rider is added after contract value. The current annual charge can change upon a reset after your first five contract years, but you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees – Optional Rider Charges – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus)" and "Optional Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider" later in this prospectus.

[5]   Effective January 28, 2008, this rider is no longer available for sale.

[6]   We may increase the charge for this rider if you elect the reset option after your first five contract years, but subject to the maximum annual charge. Please see "Charges and Fees – Optional Rider Charges – ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay)" and "Optional Riders – ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay) Rider" later in this prospectus.

[7]   Effective January 28, 2008, this rider is no longer available for sale.

[8]   We may increase the charge for this rider if you elect the reset option after your first five contract years, but subject to the maximum annual charge. Please see "Charges and Fees – Optional Rider Charges – ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay)" and "Optional Riders – ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay) Rider" later in this prospectus.

2.   Also under the "FEES AND EXPENSES" section on page 2, replace the Separate Account Annual Charges Tables and the introductory paragraph that precedes them with:

Table of Separate Account Charges
The following tables show the total annual separate account charges you could pay, based upon the amounts you have invested in the subaccounts (unless otherwise indicated), if you elect one of the optional benefit riders available under the contract, based on maximum or current charges under the contract. These tables do not reflect fund expenses. Please note that the bases for some charges may differ somewhat. For example, the charge for the MGIB rider is based on the MGIB Benefit Base, which can be higher than contract value, leading to higher charges than

would be the case if it were based on contract value. Nevertheless, for purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts is the same as the contract value or the MGIB Benefit Base, where applicable. You may elect only one optional benefit rider.

This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on **maximum** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING Minimum Guaranteed Income Benefit Rider (as a percentage of the MGIB Benefit Base)	<u>1.50%</u>	<u>1.50%</u>
Total	2.50%	2.70%

This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on **current** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING Minimum Guaranteed Income Benefit Rider (as a percentage of the MGIB Benefit Base)	<u>0.75%</u>	<u>0.75%</u>
Total	1.75%	1.95%

This table shows the total charges that you could pay if you elect the ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **maximum** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value)	<u>2.00%</u>	<u>2.00%</u>
Total	3.00%	3.20%

This table shows the total charges that you could pay if you elect the ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider based on **current** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value)	<u>0.50%</u>	<u>0.50%</u>
Total	1.50%	1.70%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **maximum** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
Maximum ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider Charge (as a percentage of contract value)	2.50%	2.50%
Total	3.50%	3.70%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **current** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
Current ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of contract value)	0.70%	0.70%
Total	1.75%	1.95%

3. Also under the "FEES AND EXPENSES" section beginning on page 3, replace Example B and C with the following Examples:

B. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.01% of assets. The example also assumes the election of the ING LifePay Plus rider, and reflects the maximum ING LifePay Plus rider charge of 2.00% of the ING LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,067	$2,018	$3,044	$6,736
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,067	$2,018	$3,044	$6,736
3) If you do *not* surrender your Contract:			
1 year	3 years	5 years	10 years
$467	$1,518	$2,744	$6,736

C. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.01% of assets. The example also assumes the election of the ING Joint LifePay Plus rider, and reflects the maximum ING Joint LifePay Plus rider charge of 2.50% of the Joint LifePay Plus Base. If you elect different options, your expenses may be lower. Note that if some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,117	$2,184	$3,347	$7,501
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,117	$2,184	$3,347	$7,501
3) If you do *not* surrender your Contract:			
1 year	3 years	5 years	10 years
$517	$1,684	$3,047	$7,501

Compensation is paid for the sale of the contracts. For information about this compensation, see "Selling the Contract."

4. <u>Under the "CHARGES AND FEES" section beginning on page 10, in between the paragraphs about the charge for the Minimum Guaranteed Income Benefit Rider (MGIB Rider) and the ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay), add:</u>

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.50%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.70%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Riders - ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

5. Under the "OPTIONAL RIDERS" section on page 28, before the paragraphs about the ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider, add:

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. Beginning **on and after January 28, 2008**, you may elect to purchase the ING LifePay Plus rider. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. The ING LifePay Plus rider is subject to broker/dealer availability. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that with the ING LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time**.

Contracts issued **on and after September 6, 2007** are eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such contracts must not already have a living benefit rider, or, if your contract meets the above eligibility date and has the ING LifePay rider, you may upgrade to the ING LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact the Customer Service Center for more information.

Rider Date. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the contract is issued, the rider effective date is also the contract date. If the rider is added after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary.

No Cancellation. Once you purchase the ING LifePay Plus rider, you many not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin the income phase and start receiving income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or

2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the contract.

The ING LifePay Plus rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

How the ING LifePay Plus Rider Works. The ING LifePay Plus rider has both phases and statuses. Through the lifetime of the ING LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your contract's income phase start date. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old your annuitant is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59 ½ has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the MGWB Base is exhausted. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING LifePay Plus rider will terminate without value. While the Withdrawal Phase of your rider may begin in Guaranteed Withdrawal Status, your rider may not enter Automatic Periodic Benefit Status

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59 ½ has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF you contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING LifePay Plus rider will terminate without value.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay Plus rider on the contract date, the initial ING LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING LifePay Plus rider after the contract date, the initial ING LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received. In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries ONLY after the annuitant has reached age 59 ½, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current contract value (excluding any premium credits applied during the 36 months preceding the calculation); and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that there are no partial step-ups. Step-ups are **not** pro-rated, so for existing contracts to which this rider is attached (a post contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date, SO LONG AS the annuitant is age 59 ½.

Say for example that with a contract purchased on January 1, 2007, the contract owner decides to add LifePay Plus on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract is on January 1, 2009, assuming the annuitant is age 59 ½.

This rider has no cash value. You cannot surrender the contract for the ING LifePay Plus Base. The ING LifePay Plus Base is not available to fund income phase payments.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the annuitant is age 59 ½. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59 ½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;

3) the income phase commencement date (see "The Income Phase");

4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the contract; or

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract; or

8) automatic reset into the Lifetime Guaranteed Withdrawal Status,.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note that with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less, due to your withdrawals (and reduction of the ING LifePay Plus Base as a result) while the rider was in the Guaranteed Withdrawal Status. See Appendix G, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING LifePay Plus Base will **not** thereafter be automatically reset quarterly – to the then current contract value if the contract value is higher – as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING LifePay Plus Reset" below.

If you decline the automatic reset, your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Automatic Periodic Benefit Status" below.

Please see below for more information about each of this rider's four different statuses.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, SO LONG AS the quarterly contract anniversary has passed on which or after the annuitant is age 59 ½. For contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the income phase commencement date (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the contract will provide no further benefits (including death benefits). Otherwise, if contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING LifePay Plus rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59-1/2, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what the rider refers to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59 ½, the ING LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING LifePay Plus rider's Growth Phase, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in any contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charges are not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Appendix G, Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING LifePay Plus rider and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceed the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix G, Illustrations 3 and 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits), other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current contract value if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING LifePay Plus Base will **not** thereafter be reset quarterly (and the Maximum Annual Withdrawal will also **not** be recalculated); no further resets will be available.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See

"Fixed Allocation Funds Automatic Rebalancing," below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the contract. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, Accepted Funds are the ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING WisdomTree^SM Global High-Yielding Equity Index Portfolio, and the ING Liquid Assets Portfolio. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The ING American Fund Bond Portfolio, the ING VP Intermediate Bond Portfolio and the ING PIMCO Core Bond Portfolio are designated as the Fixed Allocation Funds. You may allocate your contract value to one or both Fixed Allocation Funds. We consider the ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix F – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current contract value;

3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;

4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;

5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;

6) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59 ½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly contract anniversary that the date the rider is continued:

(a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the contract and the rider.

(b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider.

4) The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, the amount of your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix G for examples.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

6. Also under the "LIVING BENEFITS RIDERS" section beginning on page 34, replace the paragraphs about the "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider" with:

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. Beginning **on and after January 28, 2008**, you may elect to purchase the ING Joint LifePay Plus rider. The ING Joint LifePay Plus rider is only available to individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. Currently, this means the rider is only available with nonqualified contracts or IRA contracts, and is not available with 403(b) contracts. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below. The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The ING Joint LifePay Plus rider is subject to broker/dealer availability. The ING Joint LifePay Plus rider will not be issued until

your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that with the ING Joint LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time.**

Contracts issued **on and after September 6, 2007** are eligible to elect the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such contracts must not already have a living benefit rider, or, if your contract meets the above eligibility date and has the ING Joint LifePay rider, you may upgrade to the ING Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact our Customer Service Center for more information.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider effective date is also the contract date. If the rider is added after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you many not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) start receiving income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider;

2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or

3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has both phases and statuses. Through the lifetime of the ING Joint LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your contract's income phase start date. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING Joint LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old your annuitant is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the MGWB Base is exhausted. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the

Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING LifePay Plus rider will terminate without value.

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING LifePay Plus rider will terminate without value.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

- The current ING Joint LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first five contract anniversaries ONLY after the youngest active spouse reaches age 65, the ING Joint LifePay Plus Base is recalculated as the greatest of:

- The current ING Joint LifePay Plus Base; or
- The current contract value; and
- The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that there are no partial step-ups. Step-ups are **not** pro-rated, so for existing contracts to which this rider is added (a post contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date, SO LONG AS the youngest active spouse is at least age 65.

Say for example that with a contract purchased on January 1, 2007, the contract owner decides to add Joint LifePay Plus on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract is on January 1, 2009, assuming the youngest active spouse is age 65.

This rider has no cash value. You cannot surrender the contract for the ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is not available to fund income phase payments.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to

treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the youngest active spouse is age 65. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;

3) the income phase commencement date (see "The Income Phase");

4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the contract;

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract; or

8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less due to your withdrawals (and reduction of the ING Joint LifePay Plus Base as a result) while the rider was in Guaranteed Withdrawal Status. See Appendix G, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING Joint LifePay Plus will **not** thereafter be automatically reset quarterly – to the then current contract value if the contract value is higher – as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING Joint LifePay Plus Reset" below.

If you decline the automatic reset your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Automatic Periodic Benefit Status," below.

Please see below for more information about each of this rider's four different statuses.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal SO LONG AS the quarterly contract anniversary has passed on which or after the youngest active spouse is age 65, or, for contracts in

Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the income phase commencement date (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your active spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the contract will provide no further benefits (including death benefits). Otherwise, if contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay Plus rider may differ depending on whether you are in the Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING Joint LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what your rider refers to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING Joint LifePay Plus rider's Growth Phase, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charges are not included in determining whether the total amount of your

withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Appendix G, Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year – without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and is recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any remaining amount will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix G, Illustrations 3 and 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING Joint LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING Joint LifePay Plus Base will **not** thereafter be reset quarterly (and the Maximum Annual Withdrawal will also **not** be recalculated); no further resets will be available.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the contract. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently Accepted Funds are the ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio, and ING Liquid Assets Portfolio. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. The ING American Fund Bond Portfolio, the ING VP Intermediate Bond Portfolio and the ING PIMCO Core Bond Portfolio are designated as the Fixed Allocation Funds. You may allocate contract value to one or both Fixed Allocation Funds. We consider the ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds.

Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix F – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, the amount of your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix G for examples.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

7. Add APPENDIX G:

APPENDIX G

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges..The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700. Because total gross withdrawals within the contract year prior to this withdrawal ($5,300) had already exceeded the Maximum Annual Withdrawal, the entire gross withdrawal is considered an excess withdrawal.

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value before this withdrawal is $50,000 and the contract value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

If the contract value on the next quarterly contract anniversary has fallen to $100,000, the Reset will not occur and the Maximum Annual Withdrawal would not be recalculated.

Illustration 6: The Reset from Guaranteed Withdrawal Status into Lifetime Guaranteed Withdrawal Status

Assume the first withdrawal is taken in the first contract year when the annuitant is age 56, thus beginning the Withdrawal Phase in Guaranteed Withdrawal Status. Also assume that at the time of the first withdrawal, the LifePay Plus Base is $100,000 before the withdrawal and the Maximum Annual Withdrawal is $5,000 ($100,000 * 5%).

Withdrawals are also taken from the contract in an amount equal to the MAW at the beginning of each of the next three contract years, each withdrawal resulting in a dollar for dollar reduction to the LifePay Plus Base.

After the withdrawal is taken at the beginning of the fourth contract year, the annuitant is now age 59 ½, the MAW is still $5,000, and the LifePay Plus Base has been reduced to $80,000.

On the quarterly contract anniversary following the date the annuitant reaches age 59 ½, the rider will enter Lifetime Guaranteed Withdrawal Status and the MAW will be recalculated to equal the appropriate MAW% times the current MGWB Base, or $4,000 ($80,000 * 5%).

Illustration 7: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.00% ($2,000 / $50,000) to $4,800 ((1 - 4.00%) * $5,000).

Illustration 8: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).